UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Zyla Life Sciences

Common Stock, par value $0.001 per share

(Title of Class of Securities)

28226B 302

(CUSIP Number)

CR Group L.P.

1000 Main Street, Suite 2500

Houston, TX 77002

With a copy to:

Gian-Michele aMarca

Cooley LLP

101 California Street

San Francisco, CA 94111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 16, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28226B 302	SCHEDULE 13D	Page 1 of 11

1.	NAME OF REPORTING PERSON Nathan D. Hukill
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 7,023,333(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 7,023,333(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,023,333(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.7%(1)(2)
14.	TYPE OF REPORTING PERSON IN

(1)	Includes 2,436,459 shares of Common Stock issuable upon exercise of the Iroko Warrant.
(2)	Calculated based on 9,522,096 shares of the Common Stock outstanding as of March 13, 2020, as reported by Zyla Life Sciences on a Current Report on Form 8-K filed on March 17, 2020. Excluding the shares of Common Stock issuable upon exercise of the Iroko Warrant (which may not be exercised if it would result in beneficial ownership in excess of 49.0%), Loan Security Holdings I LLC directly owns 48.2% of the issued and outstanding shares of Common Stock.

CUSIP No. 28226B 302	SCHEDULE 13D	Page 2 of 11

1.	NAME OF REPORTING PERSON CR Group L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 7,023,333(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 7,023,333(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,023,333(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.7%(1)(2)
14.	TYPE OF REPORTING PERSON IA

(1)	Includes 2,436,459 shares of Common Stock issuable upon exercise of the Iroko Warrant.
(2)	Calculated based on 9,522,096 shares of the Common Stock outstanding as of March 13, 2020, as reported by Zyla Life Sciences on a Current Report on Form 8-K filed on March 17, 2020. Excluding the shares of Common Stock issuable upon exercise of the Iroko Warrant (which may not be exercised if it would result in beneficial ownership in excess of 49.0%), Loan Security Holdings I LLC directly owns 48.2% of the issued and outstanding shares of Common Stock.

CUSIP No. 28226B 302	SCHEDULE 13D	Page 3 of 11

1.	NAME OF REPORTING PERSON CRG Partners III L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 7,023,333(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 7,023,333(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,023,333(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.7%(1)(2)
14.	TYPE OF REPORTING PERSON PN

(1)	Includes 2,436,459 shares of Common Stock issuable upon exercise of the Iroko Warrant.
(2)	Calculated based on 9,522,096 shares of the Common Stock outstanding as of March 13, 2020, as reported by Zyla Life Sciences on a Current Report on Form 8-K filed on March 17, 2020. Excluding the shares of Common Stock issuable upon exercise of the Iroko Warrant (which may not be exercised if it would result in beneficial ownership in excess of 49.0%), Loan Security Holdings I LLC directly owns 48.2% of the issued and outstanding shares of Common Stock.

CUSIP No. 28226B 302	SCHEDULE 13D	Page 4 of 11

1.	NAME OF REPORTING PERSON CRG Partners III – Parallel Fund “A” L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 7,023,333(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 7,023,333(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,023,333(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.7%(1)(2)
14.	TYPE OF REPORTING PERSON PN

(1)	Includes 2,436,459 shares of Common Stock issuable upon exercise of the Iroko Warrant.
(2)	Calculated based on 9,522,096 shares of the Common Stock outstanding as of March 13, 2020, as reported by Zyla Life Sciences on a Current Report on Form 8-K filed on March 17, 2020. Excluding the shares of Common Stock issuable upon exercise of the Iroko Warrant (which may not be exercised if it would result in beneficial ownership in excess of 49.0%), Loan Security Holdings I LLC directly owns 48.2% of the issued and outstanding shares of Common Stock.

CUSIP No. 28226B 302	SCHEDULE 13D	Page 5 of 11

1.	NAME OF REPORTING PERSON CRG Partners III – Parallel Fund “B” (Cayman) L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 7,023,333(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 7,023,333(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,023,333(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.7%(1)(2)
14.	TYPE OF REPORTING PERSON PN

(1)	Includes 2,436,459 shares of Common Stock issuable upon exercise of the Iroko Warrant.
(2)	Calculated based on 9,522,096 shares of the Common Stock outstanding as of March 13, 2020, as reported by Zyla Life Sciences on a Current Report on Form 8-K filed on March 17, 2020. Excluding the shares of Common Stock issuable upon exercise of the Iroko Warrant (which may not be exercised if it would result in beneficial ownership in excess of 49.0%), Loan Security Holdings I LLC directly owns 48.2% of the issued and outstanding shares of Common Stock.

CUSIP No. 28226B 302	SCHEDULE 13D	Page 6 of 11

1.	NAME OF REPORTING PERSON CRG Partners III (Cayman) Lev AIV I L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 7,023,333(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 7,023,333(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,023,333(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.7%(1)(2)
14.	TYPE OF REPORTING PERSON PN

(1)	Includes 2,436,459 shares of Common Stock issuable upon exercise of the Iroko Warrant.
(2)	Calculated based on 9,522,096 shares of the Common Stock outstanding as of March 13, 2020, as reported by Zyla Life Sciences on a Current Report on Form 8-K filed on March 17, 2020. Excluding the shares of Common Stock issuable upon exercise of the Iroko Warrant (which may not be exercised if it would result in beneficial ownership in excess of 49.0%), Loan Security Holdings I LLC directly owns 48.2% of the issued and outstanding shares of Common Stock.

.

CUSIP No. 28226B 302	SCHEDULE 13D	Page 7 of 11

1.	NAME OF REPORTING PERSON CRG Partners III (Cayman) Unlev AIV I L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 7,023,333(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 7,023,333(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,023,333(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.7%(1)(2)
14.	TYPE OF REPORTING PERSON PN

(1)	Includes 2,436,459 shares of Common Stock issuable upon exercise of the Iroko Warrant.
(2)	Calculated based on 9,522,096 shares of the Common Stock outstanding as of March 13, 2020, as reported by Zyla Life Sciences on a Current Report on Form 8-K filed on March 17, 2020. Excluding the shares of Common Stock issuable upon exercise of the Iroko Warrant (which may not be exercised if it would result in beneficial ownership in excess of 49.0%), Loan Security Holdings I LLC directly owns 48.2% of the issued and outstanding shares of Common Stock.

CUSIP No. 28226B 302	SCHEDULE 13D	Page 8 of 11

1.	NAME OF REPORTING PERSON Loan Security Holdings I LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 7,023,333(1)
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 7,023,333(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,023,333(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.7%(1)(2)
14.	TYPE OF REPORTING PERSON OO

(1)	Includes 2,436,459 shares of Common Stock issuable upon exercise of the Iroko Warrant.
(2)	Calculated based on 9,522,096 shares of the Common Stock outstanding as of March 13, 2020, as reported by Zyla Life Sciences on a Current Report on Form 8-K filed on March 17, 2020. Excluding the shares of Common Stock issuable upon exercise of the Iroko Warrant (which may not be exercised if it would result in beneficial ownership in excess of 49.0%), Loan Security Holdings I LLC directly beneficially owns 48.2% of the issued and outstanding shares of Common Stock.

CUSIP No. 28226B 302	SCHEDULE 13D	Page 9 of 11

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D previously filed on February 11, 2019 (the “Initial Statement”), as amended by Amendment No. 1 to the Initial Statement filed on July 3, 2019 by the Reporting Persons (as defined below) relating to common stock, par value $0.01 per share (the “Common Stock”), of Zyla Life Sciences, a Delaware corporation (the “Company”). This Amendment is being filed as a result of the Reporting Persons’ entry into a support agreement as further described below. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment shall have the same meaning ascribed to such terms in the Initial Statement. Except as set forth herein, this Amendment does not modify any information previously reported by the Reporting Persons in the Initial Statement.

As used in this Amendment, Reporting Persons means (i) Nathan D. Hukill, (ii) CR Group L.P., a Delaware limited partnership (“CR Group”), (iii) CRG Partners III L.P., a Delaware limited partnership (“CRG Partners III”), (iv) CRG Partners III – Parallel Fund “A” L.P., a Delaware limited partnership (“CRG Parallel Fund A”), (vi) CRG Partners III – Parallel Fund “B” (Cayman) L.P., a limited partnership organized under the laws of the Cayman Islands (“CRG Parallel Fund B”), (vi) CRG Partners III (Cayman) Lev AIV I L.P., a limited partnership organized under the laws of the Cayman Islands (“CRG Lev AIV”), (vii) CRG Partners III (Cayman) Unlev AIV I L.P., a limited partnership organized under the laws of the Cayman Islands (“CRG Unlev AIV”) and (viii) Loan Security Holdings I LLC, a Delaware limited liability company (“LSH”). CRG Partners III, CRG Parallel Fund A, CRG Parallel Fund B, CRG Lev AIV and CRG Unlev AIV are collectively referred to herein as the “CRG Funds”.

Item 2.  Identity and Background.

Item 2 is hereby amended as follows:

Iroko Properties and Iroko Pharmaceuticals are removed from the list of Reporting Persons.

Item 4.  Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 16, 2020, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Assertio Therapeutics, Inc., a Delaware corporation (“Assertio”), Alligator Zebra Holdings, Inc., a Delaware corporation (“Parent”), Zebra Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Parent (“Merger Sub”) and Alligator Merger Sub, Inc., a Delaware corporation.

In connection with the Merger Agreement, LSH executed and delivered a Voting and Support Agreement dated March 16, 2020 (the “Support Agreement”) to Parent pursuant to which it agreed to vote the shares of Company Common Stock owned by it in favor of, and to support, the merger to be effected pursuant to the Merger Agreement (the “Merger”). LSH also executed and delivered a Lock-Up Agreement dated March 16, 2020 (the “Lock-Up”) to Parent pursuant to which it agreed not to engage in certain transactions in respect of the shares of Parent common stock to be received in the Merger for a period of 180 days following the effectiveness of the Merger. As a holder of approximately $45.0 million of the Company’s senior secured notes due 2024, LSH consented to the entry into a first supplemental indenture to amend the Company’s Indenture, dated as of January 31, 2019, among the Company, the guarantors from time to time party thereto and Wilmington Savings Fund Society, FSB (as successor to U.S. Bank National Association), as trustee governing such notes.

The information set forth or incorporated in Items 2 and 6 hereof is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

a)	The information contained on the cover pages of this Schedule 13D and Item 6 of this Schedule 13D is incorporated by reference into this Item 5.

CUSIP No. 28226B 302	SCHEDULE 13D	Page 10 of 11

LSH beneficially owns 4,586,874 shares of Common Stock (the “Shares”) and a warrant issued by the Issuer pursuant to which LSH has the right to acquire up to an additional 2,436,459 shares of Common Stock under certain conditions (the “Iroko Warrant”). The Iroko Warrant may not be exercised if it would result in beneficial ownership of more than 49.0%. The Shares, together with the Iroko Warrant represent approximately 58.7% of the outstanding shares of Common Stock of the Issuer based on 9,522,096 shares of the Common Stock outstanding as of March 13, 2020, as reported by Zyla Life Sciences on a Current Report on Form 8-K filed on March 17, 2020. Excluding the shares of Common Stock issuable upon exercise of the Iroko Warrant, LSH directly owns 49.0% of the issued and outstanding shares of Common Stock.

The CRG Entities indirectly beneficially own the Shares and the Iroko Warrant by virtue of their collective ownership of the all of the equity interests in LSH.

CR Group may be deemed to beneficially own the Shares and the Iroko Warrant by virtue of its position as the investment manager for the CRG Entities.

Mr. Hukill may be deemed to have beneficial ownership over the Shares and the Iroko Warrant by virtue of his indirect control of CR Group.

b)

The CRG Entities may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Shares and the Iroko Warrant by virtue of their collective ownership of the all of the equity interests in LSH.

CR Group may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Shares and the Iroko Warrant by virtue of its position as the investment manager for the CRG Entities.

Mr. Hukill may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Shares and the Iroko Warrant by virtue of his indirect control of CR Group.

c)	Not applicable.
d)	No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares or the Iroko Warrant.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended as follows:

In connection with the Merger Agreement, LSH executed and delivered the Support Agreement to Parent pursuant to which it agreed to vote the shares of Company common stock owned by it in favor of, and to support, the Merger, and granted an irrevocable proxy to Parent (or its designed) to vote the shares as contemplated by the Support Agreement. The Support Agreement will terminate upon the earliest to occur of (1) the Effective Time, (2) the termination of the Merger Agreement in accordance with its terms, (3) certain changes being made to the Merger Agreement without LSH’s consent, and (4) notice termination provided by Parent. In addition, in the event the Company’s board of directors adversely changes its recommendation to its stockholders regarding the adoption of the Merger Agreement, the Support Agreement either ratchets down to an aggregate of 35% of the outstanding shares of Company common stock covered by the agreement or terminates.

CUSIP No. 28226B 302	SCHEDULE 13D	Page 11 of 11

LSH also executed and delivered the Lock-Up to Parent pursuant to which it agreed not to engage in certain transactions in respect of the shares of Parent common stock to be received in the Merger for a period of 180 days following the effectiveness of the Merger.

In addition, in connection with the Merger Agreement, LSH entered into a Consent to First Supplemental Indenture, pursuant to which LSH agreed to consent to a supplemental indenture providing for, among other things, (1) Assertio to become the issuer under the notes in lieu of the Company and the Company to become a guarantor, (2) a 10.00% per annum amortization, (3) revisions to the restrictive covenants intended to provide more flexibility in respect of, among other things, asset sales, investments and incurrence of indebtedness.

The foregoing description of the Support Agreement, the Lock-Up and the Consent to Supplemental Indenture in this Item 6 is not intended to be complete and is qualified in its entirety by the full text of the Support Agreement, the Lock-Up and the Consent to Supplemental Indenture, forms of which are filed as exhibits hereto and are incorporated by reference herein.

Item 7.  Material to Be Filed as Exhibits.

Item 7 is hereby amended to amend Exhibit A and add Exhibits F and G as follows:

Exhibit A - Joint Filing Agreement, dated as of March 25, 2020, by and among Nathan D. Hukill, CRG Parallel Fund B, CRG Lev AIV, CRG Unlev AIV, CRG Partners III, CR Group L.P., CRG Parallel Fund A and Loan Servicing Holdings I LLC.

Exhibit F – Voting and Support Agreement dated March 16, 2020

Exhibit G – Lock-Up Agreement dated March 16, 2020

Exhibit H – Consent to First Supplemental Indenture dated March 16, 2020 (incorporated by reference to Exhibit 99.1 to the Company’s Form 8-K filed on March 17, 2020)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2020

Nathan D. Hukill

/s/ Nathan D. Hukill
An individual

CR Group L.P.
CRG Partners III L.P.
CRG Partners III – Parallel Fund “A” L.P.
CRG Partners III – Parallel Fund “B” (Cayman) L.P.
CRG Partners III (Cayman) Lev AIV I L.P.
CRG Partners III (Cayman) Unlev AIV I L.P.
LOAN SERVICING HOLDINGS I LLC

By:	/s/ Nathan D. Hukill

Name: Nathan D. Hukill
Title: Authorized signatory for CR Group L.P.,
CRG Partners III L.P.,
CRG Partners III - Parallel Fund “A” L.P.,
CRG Partners III - Parallel Fund “B” (Cayman) L.P.,
CRG Partners III (Cayman) Lev AIV I L.P.,
CRG Partners III (Cayman) Unlev AIV I L.P. and Loan Servicing Holdings I LLC

Exhibit A

Joint Filing Statement

Pursuant to Rule 13(d)-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: March 25, 2020

Nathan D. Hukill

/s/ Nathan D. Hukill
An individual

CR Group L.P.
CRG Partners III L.P.
CRG Partners III – Parallel Fund “A” L.P.
CRG Partners III – Parallel Fund “B” (Cayman) L.P.
CRG Partners III (Cayman) Lev AIV I L.P.
CRG Partners III (Cayman) Unlev AIV I L.P.
LOan servicing holdings i LLC

By:	/s/ Nathan D. Hukill
Name: Nathan D. Hukill
Title: Authorized signatory for CR Group L.P.,
CRG Partners III L.P.,
CRG Partners III - Parallel Fund “A” L.P.,
CRG Partners III - Parallel Fund “B” (Cayman) L.P.,
CRG Partners III (Cayman) Lev AIV I L.P.,
CRG Partners III (Cayman) Unlev AIV I L.P. and Loan Servicing Holdings I LLC

Exhibit F

VOTING AND SUPPORT AGREEMENT

This Voting and Support Agreement, dated as of March 16, 2020 (this “Agreement”), among Alligator Zebra Holdings, Inc., a Delaware corporation (“Parent”), and the stockholders of Zyla Life Sciences, a Delaware corporation (the “Company”) listed on Schedule A hereto (each, a “Stockholder” and, collectively, the “Stockholders”).

RECITALS

WHEREAS, concurrently herewith, Parent, Zebra Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), Assertio Therapeutics, Inc., a Delaware corporation (“Assertio”), and the Company are entering into an Agreement and Plan of Merger (the “Merger Agreement”; capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement), pursuant to which (and subject to the terms and conditions set forth therein) Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation in the merger and as a wholly-owned subsidiary of Parent (the “Merger”);

WHEREAS, each Stockholder is the record or “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of shares of common stock, par value $0.001 per share, of the Company (“Shares”) as set forth on Schedule A hereto (with respect to each Stockholder, the “Owned Shares”; the Owned Shares and any additional Shares or other voting securities of the Company of which such Stockholder acquires record or beneficial ownership after the date hereof, including, without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, such Stockholder’s “Covered Shares”);

WHEREAS, as a condition and material inducement to Parent, Assertio, and Merger Sub’s willingness to enter into the Merger Agreement and to proceed with the transactions contemplated thereby, including the Merger, Parent and the Stockholders are entering into this Agreement; and

WHEREAS, the Stockholders acknowledge that Parent, Assertio, and Merger Sub are entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of the Stockholders set forth in this Agreement and would not enter into the Merger Agreement if any Stockholder did not enter into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent and the Stockholders hereby agree as follows:

1.       Agreement to Vote. Prior to the Termination Date (as defined herein), each Stockholder irrevocably and unconditionally agrees that it shall at any meeting of the stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting) called to vote upon the Merger or any Acquisition Proposal (a “Stockholder

Meeting”), however called, or in connection with any written consent of stockholders of the

Company:

(a)       when a Stockholder Meeting is held, appear at such meeting or otherwise cause the Covered Shares to be counted as present thereat for the purpose of establishing a quorum, and respond to each request by the Company for written consent, if any, and

(b)       subject to Section 4 below, vote, or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all Covered Shares:

(i)       in favor of the Merger, the adoption of the Merger Agreement and any other matters necessary for consummation of the Merger and the other transactions contemplated in the Merger Agreement, and

(ii)       against:

(A)       any Acquisition Proposal; and

(B)       any other action that would reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any of the transactions contemplated by the Merger Agreement or this Agreement.

2.       Grant of Irrevocable Proxy; Appointment of Proxy.

(a)       Subject to Section 2(b) and Section 4 below, each Stockholder hereby grants to, and appoints, Parent, the executive officers of Parent, and any other designee of Parent, each of them individually, such Stockholder’s irrevocable (until the Termination Date) proxy and attorney-in-fact (with full power of substitution) to vote the Covered Shares as indicated in Section 1. Each Stockholder intends this proxy to be irrevocable (until the Termination Date) and coupled with an interest and will take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy and hereby revokes any proxy previously granted by such Stockholder with respect to the Covered Shares (the Stockholder representing to the Parent that any such proxy is not irrevocable).

(b)       The proxy granted in this Section 2 shall automatically expire and terminate upon the termination of this Agreement.

3.       No Inconsistent Agreements. Each Stockholder hereby represents, covenants and agrees that, except as contemplated by this Agreement, such Stockholder: (a) has not entered into, and shall not enter into at any time prior to the Termination Date, any tender, voting or other similar agreement or arrangement, or voting trust with respect to any Covered Shares and (b) has not granted, and shall not grant at any time prior to the Termination Date, a proxy or power of attorney with respect to any Covered Shares, in either case, which is inconsistent with such Stockholder’s obligations pursuant to this Agreement.

4.       Partial Release of Covered Shares. Notwithstanding anything in this Agreement to the contrary and subject to Section 5, in the event of a Company Adverse Recommendation

2

Change in accordance with, and as permitted by, Section 6.2 of the Merger Agreement, the obligation of the Stockholders to vote the Covered Shares in the manner pursuant to Section 1(b) and to grant a proxy to vote the Covered Shares pursuant to Section 2 in a manner consistent with Section 1(b) shall not apply to the portion of the Covered Shares that are Excess Shares (such Excess Shares that are so released from such provisions, the “Released Shares”). “Excess Shares” means an aggregate number of Covered Shares held by the Stockholders that is in excess of thirty-five percent (35%) of the total number of Shares issued and outstanding as of any applicable record date for a Stockholder Meeting.

5.       Termination. This Agreement and all obligations on the part of the Stockholders hereunder shall terminate upon the earliest of: (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms, (c) the entry without the prior written consent of the Stockholders into any amendment or modification to the Merger Agreement or any waiver of any of Parent’s obligations under the Merger Agreement, in each case, that results in (i) a decrease in the Merger Consideration or (ii) a change in the form of Merger Consideration and (d) written notice of termination of this Agreement by Parent to the Stockholders (such earliest date being referred to herein as the “Termination Date”); provided, that the provisions set forth in Sections 12 to 26 shall survive the termination of this Agreement; provided further, that any liability incurred by any party hereto as a result of a breach of a term or condition of this Agreement prior to such termination shall survive the termination of this Agreement.

6.       Representations and Warranties of Stockholders. Each Stockholder, as to itself

(severally and not jointly), hereby represents and warrants to Parent as follows:

(a)       Such Stockholder is the record or beneficial owner of, and has good and valid title to, the Covered Shares, free and clear of Liens other than as created by this Agreement. Such Stockholder has sole voting power, sole power of disposition, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Covered Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement. As of the date hereof, other than the Owned Shares and, with respect to any Stockholder, as set forth on Schedule A, such Stockholder does not own beneficially or of record any (i) shares of capital stock or voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (iii) options or other rights to acquire from the Company any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company. The Covered Shares are not subject to any voting trust agreement or other Contract to which such Stockholder is a party restricting or otherwise relating to the voting or Transfer (as defined below) of the Covered Shares. Such Stockholder has not appointed or granted any proxy or power of attorney that is still in effect with respect to any Covered Shares, except as contemplated by this Agreement.

(b)       Each such Stockholder which is an entity is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and has all requisite power and authority to execute and deliver this Agreement and to perform its obligations hereunder; each such Stockholder who is a natural person has full legal power and capacity to execute and deliver this Agreement and to perform such Stockholder’s obligations

3

hereunder. The execution, delivery and performance of this Agreement by each such Stockholder which is an entity, the performance by such Stockholder of its obligations hereunder and the consummation by such Stockholder of the transactions contemplated hereby have been duly and validly authorized by such Stockholder and no other actions or proceedings on the part of such Stockholder are necessary to authorize the execution and delivery by such Stockholder of this Agreement, the performance by such Stockholder of its obligations hereunder or the consummation by such Stockholder of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law). If such Stockholder is married, and any of the Covered Shares of such Stockholder constitute community property or otherwise need spousal or other approval for this Agreement to be legal, valid and binding, this Agreement has been duly and validly executed and delivered by such Stockholder’s spouse and, assuming due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of such Stockholder’s spouse, enforceable against such Stockholder’s spouse in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

(c)       Except for the applicable requirements of the Exchange Act, (i) no filing with, and no permit, authorization, consent or approval of, any Governmental Authority is necessary on the part of such Stockholder for the execution, delivery and performance of this Agreement by such Stockholder or the consummation by such Stockholder of the transactions contemplated hereby and (ii) neither the execution, delivery or performance of this Agreement by such Stockholder nor the consummation by such Stockholder of the transactions contemplated hereby nor compliance by such Stockholder with any of the provisions hereof shall (A) conflict with or violate, any provision of the organizational documents of any such Stockholder which is an entity, (B) result in any breach or violation of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on such property or asset of such Stockholder pursuant to, any Contract to which such Stockholder is a party or by which such Stockholder or any property or asset of such Stockholder is bound or affected or (C) violate any order, writ, injunction, decree, statute, rule or regulation applicable to such Stockholder or any of such Stockholder’s properties or assets except, in the case of clause (B) or (C), for breaches, violations or defaults that would not, individually or in the aggregate, materially impair the ability of such Stockholder to perform its obligations hereunder.

(d)       There is no action, suit, investigation, complaint or other proceeding pending against any such Stockholder or, to the knowledge of such Stockholder, any other Person or, to the knowledge of such Stockholder, threatened against any Stockholder or any other Person that restricts or prohibits (or, if successful, would restrict or prohibit) the exercise by Parent of its rights under this Agreement or the performance by any party of its obligations under this Agreement.

4

(e)       Such Stockholder understands and acknowledges that Parent and Merger Sub are entering into the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement and the representations and warranties of such Stockholder contained herein.

7.       Certain Covenants of Stockholder. Each Stockholder, for itself (severally and not jointly), hereby covenants and agrees as follows:

(a)       Prior to the Termination Date, and except as contemplated hereby, such Stockholder shall not (i) tender into any tender or exchange offer, (ii) sell (constructively or otherwise), transfer, pledge, hypothecate, grant, encumber, assign or otherwise dispose of (collectively “Transfer”), or enter into any contract, option, agreement or other arrangement or understanding with respect to the Transfer of any of the Covered Shares or beneficial ownership or voting power thereof or therein (including by operation of law), (iii) grant any proxies or powers of attorney, deposit any Covered Shares into a voting trust or enter into a voting agreement with respect to any Covered Shares or (iv) knowingly take any action that would have the effect of preventing or disabling such Stockholder from performing its obligations under this Agreement. Any Transfer in violation of this provision shall be void.

(b)       Notwithstanding anything to the contrary in this Agreement, the Stockholder may Transfer any or all of the Covered Shares, in accordance with applicable Law: (i) if Stockholder is an individual (A) to any member of Stockholder’s immediate family, or to a trust for the benefit of Stockholder or any member of Stockholder’s immediate family, or (B) upon the death of Stockholder, to any member of Stockholder’s immediate family, or to a trust for the benefit of any member of Stockholder’s immediate family; or (ii) if Stockholder is not an individual, to one or more partners or members of Stockholder or to an affiliated entity under common control with Stockholder; provided, however, that a Transfer referred to in this sentence shall be permitted only if, (X) as a precondition to such Transfer, the transferee agrees in a written document, reasonably satisfactory in form and substance to Parent, to be bound by all of the terms of this Agreement, and (Y) such Transfer is effected no later than three Business Days prior to the record date for any Stockholder Meeting (or any adjournment or postponement thereof) and does not delay, hinder or impede (1) the timely voting of the Covered Shares in accordance with Section 1 or (2) the consummation of the Merger.

(c)       Prior to the Termination Date, in the event that a Stockholder acquires record or beneficial ownership of, or the power to vote or direct the voting of, any additional Shares or other voting interests with respect to the Company, such Shares or voting interests shall, without further action of the parties, be deemed Covered Shares and subject to the provisions of this Agreement, and the number of Shares held by such Stockholder set forth on

Schedule A hereto will be deemed amended accordingly and such Shares or voting interests shall automatically become subject to the terms of this Agreement. Each Stockholder shall promptly notify Parent and the Company of any such event.

8.       Stockholder Capacity. This Agreement is being entered into by each Stockholder solely in its capacity as a stockholder of the Company and not in such Stockholder’s capacity as a director, officer or employee of the Company, and nothing in this Agreement shall restrict or limit the ability of any Stockholder, any of its Affiliates, or any of their respective directors,

5

officers or employees who is a director or officer of the Company to take any action or inaction or voting on any matter in his or her capacity as a director or officer of the Company, including taking any action specifically permitted by the Merger Agreement.

9.        Waiver of Appraisal and Dissenters’ Rights and Actions . Stockholder hereby:

(a)       waives and agrees not to exercise any rights of appraisal or rights to dissent from the Merger that Stockholder may have, and

(b)       agrees (i) not to commence any claim, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective successors, or (ii) not to commence or participate in, and to take all actions necessary to opt out of, any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective successors, in each case of clause (i) and (ii), (A) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Merger Agreement, (B) alleging a breach of any fiduciary duty of the Board of Directors of the Company in connection with the Merger Agreement or the Transactions contemplated thereby, (C) making any claim with respect to SEC disclosure (or other disclosure to the Company’s stockholders) in connection with the negotiation, execution or delivery of this Agreement or the Merger Agreement or the approval or consummation of the Merger, or (D) making any aiding and abetting or similar claim against Parent or Merger Sub, or any of their respective Affiliates or Representatives, in connection with the foregoing.

10.       Disclosure. Each Stockholder hereby authorizes Parent and the Company to publish and disclose in any announcement or disclosure required by the SEC and in the Joint Proxy Statement such Stockholder’s identity and ownership of the Covered Shares and the nature of such Stockholder’s obligations under this Agreement.

11.       Non-Survival of Representations and Warranties. The representations and warranties of the Stockholders contained herein shall not survive the termination of this Agreement or the closing of the transactions contemplated hereby and by the Merger Agreement.

12.       Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each party and otherwise as expressly set forth herein.

13.       Waiver. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

14.       Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile

6

or e-mail, upon written confirmation of receipt by facsimile, e-mail or otherwise, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

(i)       If to a Stockholder, to the address set forth opposite such Stockholder’s name on Schedule A hereto.

(ii)       If to Parent:

Assertio Therapeutics, Inc.

100 South Saunders Rd., Suite 300

Lake Forest, IL 60045

Attention: Legal Department

Facsimile: (510) 744-8001

E-mail: ______________________

with a copy (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP

555 Mission St.

San Francisco, CA 94105

Attention: Ryan A. Murr

Facsimile: (415) 393-8200

E-mail: rmurr@gibsondunn.com

15.       Entire Agreement. This Agreement constitutes the entire agreement, and supersedes all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings between the parties with respect to the subject matter hereof.

16.       No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person other than the parties and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement.

17.       Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.

18.       Submission to Jurisdiction. Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its

7

Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware; provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

19.       Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void; provided, however, that Parent and Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to Parent or any of its Affiliates at any time, in which case all references herein to Parent or Merger Sub, as applicable, shall be deemed references to such other Affiliate. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

20.       Enforcement. The parties agree that irreparable damage would occur in the event that the parties hereto do not perform the provisions of this Agreement in accordance with its terms or otherwise breach such provisions. Accordingly, prior to the Termination Date, the parties acknowledge and agree that each party shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the Court of Chancery of the State of Delaware, provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then in any federal court located in the State of Delaware or any other Delaware state court, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security as a prerequisite to obtaining equitable relief.

8

21.       Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

22.       Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

23. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party.

24.       Facsimile or .pdf Signature. This Agreement may be executed by facsimile or .pdf signature and a facsimile or .pdf signature shall constitute an original for all purposes.

25. Confidentiality. The Stockholders agree (a) to hold any non-public information regarding this Agreement and the Merger in strict confidence and (b) except as required by law or legal process not to divulge any such non-public information to any third Person.

26.       No Presumption Against Drafting Party. Each of the parties to this Agreement acknowledges that it has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

[The remainder of this page is intentionally left blank.]

9

IN WITNESS WHEREOF, Parent and the Stockholders have caused to be executed or executed this Agreement as of the date first written above.

ALLIGATOR ZEBRA HOLDINGS, INC.

/s/ Dan Peisert
Name: Dan Peisert
Title: Chief Financial Officer

STOCKHOLDER:
LOAN SECURITY HOLDINGS I LLC

By:	/s/ Nathan Hukill
Name: Nathan Hukill
Title: Managing Partner

SIGNATURE PAGE TO VOTING AGREEMENT

SCHEDULE A

Stockholder	Address	Owned Shares
Loan Security Holdings I LLC*	1000 Main St., Suite 2500, Houston, TX 77002	4,586,874 Owned Shares

* Common Stock Purchase Warrant by and between Loan Security Holdings I LLC and the Company pursuant to which Loan Security Holdings I LLC is entitled to purchase 2,436,459

Shares.

Schedule A

1

Exhibit G

LOCK-UP AGREEMENT

March 16, 2020

Alligator Zebra Holdings, Inc.

100 South Saunders Rd., Suite 300

Lake Forest, IL 60045

Ladies and Gentlemen:

The undersigned signatory of this lock-up agreement (this “Lock-Up Agreement”) understands that Alligator Zebra Holdings, Inc., a Delaware corporation (“Parent”) has entered into an Agreement and Plan of Merger, dated as of March 16, 2020 (as the same may be amended from time to time, the “Merger Agreement”) with Assertio Therapeutics, Inc., Zebra Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent, and Zyla Life Sciences, a Delaware corporation. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

As a material inducement to each of the parties to enter into the Merger Agreement and to consummate the Merger, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, without the prior written consent of Parent, the undersigned will not, during the period commencing upon the Effective Time and ending on the date that is 180 days after the date on which the Effective Time occurs (the “Restricted Period”):

(i)	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Parent Common Stock or any securities convertible into or exercisable or exchangeable for Parent Common Stock (including without limitation, Parent Common Stock or such other securities which may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the SEC and securities of Parent which may be issued upon exercise of a stock option or warrant or settlement of a restricted stock unit(“RSU”)) that are currently or hereafter owned by the undersigned (collectively, the “Undersigned’s Shares”), or publicly disclose the intention to make any such offer, sale, pledge, grant, transfer or disposition; or

(ii)	enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the undersigned’s Shares regardless of whether any such transaction described in clause (i) above or this clause (ii) is to be settled by delivery of Parent Common Stock or such other securities, in cash or otherwise.

The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to: (a) transfers of the undersigned’s Shares:

(i)	if the undersigned is a natural person, (A) to any person related to the undersigned by blood or adoption who is an immediate family member of the undersigned, or by marriage or domestic partnership (a “Family Member”), or to a trust formed for the benefit of the undersigned or any of the undersigned’s Family Members, (B) to the undersigned’s estate, following the death of the undersigned, by will, intestacy or other operation of law, (C) as a bona fide gift to a charitable organization, (D) by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement or (E) to any partnership, corporation or limited liability company which is controlled by the undersigned and/or by any such Family Member(s);

(ii)	if the undersigned is a corporation, partnership or other business entity, (A) to another corporation, partnership or other business entity that is an affiliate (as defined under Rule 12b-2 of the Exchange Act) of the undersigned, including investment funds or other entities under common control or management with the undersigned (including, for the avoidance of doubt, where the undersigned is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), (B) as a distribution, transfer, disposition or dividend to the stockholders, partners, members, beneficiaries or other equity holders (including, without limitation, general or limited partners and members) of the undersigned (including upon the liquidation and dissolution of the undersigned pursuant to a plan of liquidation approved by the undersigned’s equity holders) or (C) as a bona fide gift to a charitable organization; or

(iii)       if the undersigned is a trust, to any grantors or beneficiaries of the trust;

provided that, in the case of any transfer or distribution pursuant to this clause (a), each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to Parent a lock-up agreement in the form of this Lock-Up Agreement with respect to the shares of Parent Common Stock or such other securities that have been so transferred or distributed;

(b)      the exercise of an option or warrant (including a net or cashless exercise of an option or warrant) to purchase shares of Parent Common Stock, and any related transfer of shares of Parent Common Stock to Parent for the purpose of paying the exercise price of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options or warrants (or the disposition to Parent of any shares of restricted stock granted pursuant to the terms of any employee benefit plan or restricted stock purchase agreement); provided that, for the avoidance of doubt, the underlying shares of Parent Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(c)       transfers for the net settlement of equity compensation awards settled in Parent Common Stock to pay any tax withholding obligations; provided that, for the avoidance of doubt, the underlying shares of Parent Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(d)       the settlement of any stock-settled stock appreciation rights, restricted stock or restricted stock units or the conversion of any convertible security into shares of Parent Common Stock; provided that, for the avoidance of doubt, the underlying shares of Parent Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;

(e)       the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Parent Common Stock; provided that such plan does not provide for any transfers of Parent Common Stock during the Restricted Period; or

(f)      any transfers in connection with a bona fide third party tender offer, merger, consolidation or other similar transaction made to all common stockholders, provided that in the event the tender offer, merger, consolidation or other such transaction is not completed, the undersigned’s securities shall remain subject to the restrictions contained in this Lock-Up Agreement;

(g)       transfers by the undersigned of shares of Parent Common Stock purchased by the undersigned on the open market following the Closing Date;

and provided, further, that, with respect to each of (a), (b), (c), (d), (e) and (f) above, no filing by any party (including any donor, donee, transferor, transferee, distributor or distributee) under the Exchange Act or other public announcement other than as shall be required under applicable federal and state securities laws shall be made voluntarily in connection with such transfer or disposition during the Restricted Period; and provided that any footnotes in such required filing indicate that the filing relates to the applicable circumstances described in this clause (and in respect of a required filing under the Exchange Act in connection with the exercise of an option to purchase Parent Common Stock following such individual’s termination of employment with Parent that would otherwise expire during the Restricted Period, provided that reasonable notice shall be provided to Parent prior to any such filing).

Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of Parent. In furtherance of the foregoing, the undersigned agrees that Parent and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. Parent may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the undersigned’s ownership of Parent Common Stock:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.

The undersigned hereby represents and warrants that the undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the undersigned.

The undersigned understands that if the Merger Agreement is terminated for any reason, the undersigned shall be released from all obligations under this Lock-Up Agreement. The undersigned understands that Parent is proceeding with the Merger in reliance upon this Lock-Up Agreement.

Any and all remedies herein expressly conferred upon Parent will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity, and the exercise by Parent of any one remedy will not preclude the exercise of any other remedy. The undersigned agrees that irreparable damage would occur to Parent in the event that any provision of this Lock-Up Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that Parent shall be entitled to an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which Parent is entitled at law or in equity, and the undersigned waives any bond, surety or other security that might be required of Parent with respect thereto.

This Lock-Up Agreement and any claim, controversy or dispute arising under or related to this Lock-Up Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict of laws principles thereof that would require the application of the laws of another jurisdiction.

This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Lock-Up Agreement (in counterparts or otherwise) by Parent and the undersigned by facsimile or electronic transmission in .pdf format shall be sufficient to bind such parties to the terms and conditions of this Lock-Up Agreement.

(Signature Page Follows)

Sincerely,

STOCKHOLDER:

LOAN SECURITY HOLDINGS I LLC

By:	/s/ Nathan Hukill
Name: Nathan Hukill
Title: Managing Partner

[Signature Page to Lock-up Agreement]